Filed Pursuant To Rule 433

Registration No. 333-217785

August 1, 2018

Case Study
CONSTRUCTING PORTFOLIOS WITH SPDR® GOLD SHARES (GLD®)

Case Study | Constructing Portfolios with SPDR® Gold Shares (GLD®)

Strategic Allocation to GLD in a Global Multi-Asset Portfolio

A recent paper, "A Case for Global Diversification: Harnessing the Global Multi-Asset Market Portfolio" by State Street Global Advisors Investment Solutions Group (ISG),[1] examined the global investable opportunity set and its implications for investors. They defined the Global Multi-Asset Market Portfolio (GMP) as the portfolio consisting of all investable capital assets, where the proportion invested in each asset corresponds to that asset's market value divided by the sum of the market value of all assets in the portfolio. It is the sum of all investors' holdings and a de facto proxy for the investable opportunity set available to all investors globally, or what is usually known as the 'market portfolio.'

We examined the results of adding an allocation to GLD comprising 2%, 5%, and 10% of a multi-asset portfolio under a hypothetical scenario. The hypothetical portfolio is based on the concept of the GMP developed by State Street Global Advisors ISG and incorporates additional assumptions for the purpose of our case study. We constructed the hypothetical global multi-asset portfolio by:

- Replicating the asset classes in the GMP with non-investable market indices;
- Slightly adjusting each asset weighting in the GMP to also include commodities in the portfolio and assume no gold exposure at the start (Portfolio A) and;
- Subtracting the weight equally from the equities and government-bonds asset classes (two asset classes with the highest weights) to add in GLD at 2% (Portfolio B), 5% (Portfolio C) and 10% (Portfolio D).

Returns of the hypothetical blended portfolios cover the period between January 1, 2005 and June 30, 2018, and the hypothetical portfolios were rebalanced every 12 months to maintain target portfolio weights.

From the results shown in Figure 1, we found that under our hypothetical scenario:

- Portfolios B, C and D had higher Sharpe ratios, lower maximum drawdowns and lower standard deviations with higher returns compared to Portfolio A;
- Portfolio D had the highest Sharpe Ratio (0.50) and highest cumulative return (119.85%);
- Portfolio D had the lowest maximum drawdown (-25.11%).

The results illustrated that under this hypothetical scenario using broad indices to represent various asset classes that includes allocations of anywhere from 2% to 10% to GLD right after the ETF's inception, the portfolios with allocations to GLD (Portfolios B, C and D) have outperformed the multi asset portfolio with identical exposure to indices but without equivalent allocations to GLD (Portfolio A). From an asset allocation perspective, hypothetical portfolios with a GLD allocation had better risk-adjusted returns.

[1] Frederic Dodard and Abigail Greenway, A Case For Global Diversification: Harnessing the Global Multi-Asset Market Portfolio, IQ Insights, State Street Global Advisors ISG EMEA, 2015.

Figure 1: Hypothetical Blended Portfolio Results

Porfolio	GLD Allocation %	Annualized Return %	Cumulative Return %	Annualized Standard Deviation %	Sharpe Ratio*	Maximum Drawdown (%)
A	0	5.67	110.46	9.92	0.45	-28.0
B	2	5.74	112.36	9.89	0.46	-27.4
C	5	5.84	115.18	9.68	0.48	-26.6
D	10	6.01	119.85	9.49	0.50	-25.1

* Assumes risk-free rate of Citigroup 3-month T-bills.

Source: Bloomberg Finance L.P., StyleADVISOR, State Street Global Advisors, as of June 30, 2018.

Past performance is not a guarantee of future results. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. Returns do not represent those of a specific product managed by State Street Global Advisors Funds Management, Inc. but were achieved by mathematically combining the actual performance data of the constituents as listed in Figure 1, according to their weightings detailed in Figure 1. Performance of the hypothetical blended portfolio assumes no transaction and rebalancing costs, so actual results will differ. Performance of SPDR® Gold Shares (GLD®) reflects annual expense ratio of 0.40 percent.

All data based on monthly measures of performance.

GLD's performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted.

Visit spdrs.com for most recent month end performance.

State Street Global Advisors 2

Case Study | Constructing Portfolios with SPDR® Gold Shares (GLD®)

Figure 2: Asset Class Weightings for Hypothetical Blended Portfolios A, B, C and D

		Weighting (%)			
Asset Class	**Index**	**Portfolio A**	**Portfolio B**	**Portfolio C**	**Portfolio D**
Equity	MSCI All Country World Index	40	39	37.5	35
Total Equity		**40**	**39**	**37.5**	**35**
Government Bonds	Bloomberg Barclays Global Aggregate Government Bond Index	25	24	22.5	20
IG Credit	Bloomberg Barclays Global Aggregate Corporation Bond Index	16	16	16	16
Inflation Linked Bonds	Bloomberg Barclays World Inflation Linked Bond Index	2	2	2	2
HY Bonds	Bloomberg Barclays Global Corporate High Yield Bond Index	2	2	2	2
EM Debt	Bloomberg Barclays Emerging Markets USD Aggregate Bond Index	5	5	5	5
Total Fixed Income		**50**	**49**	**47.5**	**45**
Real Estate	Global Property Research General Index9286	4	4	4	4
Private Equity	LPX Composite Listed Private Equity Index	4	4	4	4
Commodities	Bloomberg Commodity Index	2	2	2	2
Gold	SPDR® Gold Shares (GLD®)	0	2	5	10
Total Alternative		10	12	15	20
Hypothetical Portfolio Total		**100**	**100**	**100**	**100**

Source: State Street Global Advisors as of June 30, 2018.

The asset allocation scenario is for hypothetical purposes only and is not intended to represent a specific asset allocation strategy or recommend a particular allocation. Each investor's situation is unique and asset allocation decisions should be based on an investor's risk tolerance, time horizon and financial situation. It is not possible to invest directly in an index.

Figure 3: SPDR® Gold Shares Standard Performance as of June 30, 2018

	1 Month (%)	QTD (%)	YTD (%)	1 Year (%)	3 Years (%)	5 Years (%)	10 Years (%)	Since Inception 11/18/2004 (%)
Quarter End								
NAV	-4.24	-5.64	-3.75	0.26	1.80	0.56	2.59	7.50
Market Value	-3.61	-5.68	-4.04	0.53	1.83	-0.08	2.64	7.42
LBMA Gold Price PM	-4.21	-5.54	-3.14	0.66	2.21	0.96	3.00	7.93

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month end performance.

Gross Expense Ratio: 0.40%. The gross expense ratio is the fund's total annual operating expense ratio. It is gross of any fee waivers or expense reimbursements. It can be found in the fund's most recent prospectus.

State Street Global Advisors 3

Case Study | Constructing Portfolios with SPDR® Gold Shares (GLD®) ssga.com | spdrs.com
Returns Hypothetical do not blended represent portfolio those of aperformance fund but were methodology achieved by mathematically    combining Growth market as stocks a whole) may over underperform any period stocks of time in other and may broad shift style in and categories out of favor (and with the stock    the Global actual Aggregate performance Government data of Bond MSCI Index, AC World Bloomberg Daily TR Barclays Index, Bloomberg Aggregate Global Barclays    investors Frequent trading generally, of ETFs sometimes could significantly rapidly.    increase commissions and other costs such Corporate Research General Bond Index, Index, Bloomberg S&P Listed Barclays Private Emerging Equity Index, Markets Bloomberg DebtIndex, Barclays Global World Property    The that trademarks they may offset and service any savings marks from referenced low fees herein or costs are.    the property of their respective Inflation Linked Bond Index, Bloomberg Barclays Global Corporate High Yield Index, owners. Third party data providers make no warranties or representations of any kind S&P GSCI Index, and SPDR® Gold Shares (GLD®) between September 1, 2005 relating to the accuracy, completeness or timeliness of the data and have no liability for maintain and March target 31, 2018 portfolio . Each weights portfolio . The is re performance -balanced at assumes the beginning no transaction of each year and to damages Investing involves of any kind risk, relating and you to could the use lose of money such data on . an    investment in GLD. rebalancing Important Risk costs, Information so actual results    will differ. Investing all investors in commodities .    entails significant risk and is not appropriate for
The views expressed in this material are the views of George Milling- Stanley, Robin Tsui, Important risk information
Howard Wen and Diego Andrade and are subject to change based on marketand other Investing involves risk, and you could lose money on an investment in SPDR® Gold conditions. This document contains certain statements that maybe deemed forward- Trust (“GLD®”). future looking performance statements. and Please actual note results that any or developments such statements may are differ not guarantees materially from of any    ETFs trade trade at prices like above stocks, or are below subject the to ETFs’ investment net asset risk, value fluctuate . Brokerage in market commissions value and and may ETF    All those information projected .has    been obtained from sources believed to be reliable, but its accuracy is Commodities expenses will and reduce commodity returns.- index linked securities may be affected by changes in reliability not guaranteed or completeness . There is no of, representation nor liability for, or decisions warranty based as to the on current such information accuracy, and disease, overall market embargoes, movements, or political changes and in regulatory interest rates, developments, and otherfactors as well as such trading as weather, activity The it should information not be relied provided on as does such not.    constitute investment adviceand it should not be of Frequent speculators trading and of arbitrageurs ETFs could significantly in the underlying increase commodities commissions . and other costs such relied objectives, on as strategies, such. It does tax not status take or into investment account horizon any investor’s . You should particular consult investment your tax and Diversification that they may offset does not any ensure savings a from profit low or guarantee fees or costs against . loss.
There financial is no advisor representation . All material or has warranty been as obtained to the accuracy from sources of the believed information to be and reliable State . Investing all investors in commodities . entails significant risk and is not appropriate for Street shall have no liability for decisions based on such information. Important Information Relating to SPDR® Gold Trust (“GLD®”): ETFs trade trade at prices like above stocks, or are below subject the to ETFs’ investment net asset risk, value fluctuate . Brokerage in market commissions value and and may ETF    The prospectus) SPDR Gold with Trust the (“GLD”) Securities has and filed Exchange a registration Commission statement (“SEC”) (including for the a expenses While the will shares reduce of ETFs returns are. tradable    on secondary markets, they may not readily trade in read offering the to prospectus which this in communication that registration relates statement . Before and you other invest, documents you should GLD has all There market can be conditions no assurance and may that trade a liquid at significant market will discounts be maintained inperiods for ETF of market shares stress . . filed Please with see the the SEC GLD for prospectus more complete for a more information discussion about of GLD the risks and this of investing offering. Commodities overall market and movements, commodity changes -index linked in interest securities rates, may and be otherfactors affected by such changes as weather, in these in GLD documents shares. The for GLD free prospectus by visiting is EDGAR available on the by SEC clicking website here at . You sec may .gov get    of disease, speculators embargoes, and arbitrageurs or political inand the regulatory underlying developments, commodities. as    well as trading activity or participant by visiting will spdrgoldshares arrange to send .com you . Alternatively, the prospectus the if Trust you request or any authorized it by fluctuations Government than bonds stocks, and corporate but provide bonds lower generally potential have long more -termreturns moderate.    short-term price calling GLD is not 866 an .320 investment .4053. company registered under the Investment Company Act of 1940 Foreign economic investments risks and the involve risk of greater currency risks fluctuations, than U.S. investments, all of which may including be magnified political and in (the 1936 “1940 (the “CEA”) Act”) and . As is a result, not subject shareholders to regulation of the under Trust the do not Commodity have the Exchange protections Act of among emerging major marketAsset investment Allocation categories is .a Asset method Allocation of diversification may be used which in an positions effort to assets manage    1940 associated Act or with the protections ownership of afforded shares by in the an investment CEA. company registered under the Diversification risk and enhance does returns not ensure . It does a not, profit however, or guarantee guarantee against a profit loss.    or protect against loss. GLD value shares . The value trade of like GLD stocks, shares are relates subject directly to investment to the value risk of and the will gold fluctuate held by in GLD market (less    better Investments known in companies small-sized .    companies may involve greater risksthan in those of larger, its an expenses), investment and in the fluctuations shares. The in the price price received of gold upon could the materially sale of the and shares, adversely which affect trade companies Equity securities and general may fluctuate market in and value economic in response conditions to the .    activities of individual GLD at market does price, not generate may be any more income, or less and than as the GLD value regularly of the sells gold represented gold to pay for by its them . Bonds rate risk generally (as interest present rates less raise, short bond -term prices risk and usually volatility fall);issuer than stocks, default but risk; contain issuer interest credit ongoing to that extent expenses, .    the amount of gold represented by each Sharewill decline over time securities risk; liquidity . Any risk; fixed and income inflation security risk. These sold or effects redeemed are usually prior tomaturity pronounced may for be longer subject -term to permission The World Gold of the Council World name Gold Council and logo pursuant are a registered to a license trademark agreement andused . The World with the Gold    International a substantial Government gain or loss.    bonds and corporate bonds generally have more moderate this Council material is not. World responsible Gold Council for the content is an affiliate of, and of is GLD’s not liable sponsor for. the    use of or reliance on, short-term price fluctuations than stocks, but provide lower potential long-term returns. GLD® is a registered trademark of World Gold Trust Services, LLC used with the Increase in real interest rates can cause the price of inflation-protected debt securities to permission of World Gold Trust Services, LLC. decrease. Interest payments on inflation-protected debt securities can be unpredictable. Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Investing considered in speculative high yield fixed and income involves securities, greater risk otherwise of loss of known principal as junk and interest bonds, is than    trademark Financial Services of Dow LLC, Jones a division Trademark of S&P Holdings Global LLC (S&P); (Dow Dow Jones); Jones and is these a registered trademarks    investing involve greater in investment risk of default grade or fixed price income changes securities due to. potential These Lower changes -quality in the debt credit securities    have certain been purposes licensed by for State use Street by S&P Corporation Dow Jones . State Indices Street LLC Corporation’s (SPDJI) and sublicensed financial products for quality Investing of in the futures issuer .is    highly risky. Futures positions are considered highly leveraged are respective not sponsored, affiliates endorsed, and third party sold or licensors promoted and by none SPDJI, of such Dow parties Jones, S&P, makes their any because The smaller the the initial value margins of the are margin significantly in comparison smaller to than the the cash cash value value of the of the futures contracts . representation any liability in relation regarding thereto the advisability . of investing in suchproduct(s) nor do they have investing contract, the including higher but the not leverage limited . There to counterparty are a number credit of risk, risksassociated currency risk, with derivatives futures Global For more Advisors information, Funds please Distributors, contact LLC, the One Marketing Iron Street, Agent Boston, for GLD: MA, State 02210; Street risk, Derivative foreign investments issuer exposure may involve risk, sector risks concentration such as potential risk,leveraging illiquidity of and the liquidity markets risks and . T: +1 866 320 4053 spdrgoldshares.com.
Before investing, consider the funds’ investment objectives, risks,
The additional use of risk leverage, of loss as of part principal of the .    investment process, can multiply market charges and expenses. To obtain a prospectus or summary prospectus movements into greater changes in an investment’s value, thus resulting in which spdrs.com contains . Read this it carefully and other . information, call 866.787.2257 or visit increased volatility of returns.
© 2018 State Street Corporation. All Rights Reserved.
ID13646- 2084617.2.1.NA.RTL 0718 Exp. Date: 10/31/2018

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.